NEWS RELEASE

February 21, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

APEX SILVER COMMENCES DRILLING AT ALMADEN’S VIKY PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to announce that Apex Silver Mines Ltd. (“Apex Silver”) has commenced a diamond drilling program on Almaden’s wholly owned Viky silver lead zinc project located in western Coahuila State, Mexico. Under the terms of a February, 2007 option agreement between the companies, Apex Silver can earn a 60% interest in the property by making expenditures totaling US$5.6 Million and cash payments of $US1.35 Million over 5 years from the date of signing. J. Duane Poliquin, chairman and CEO of Almaden commented, “We are very pleased to have Apex Silver drilling our Viky project, one of the most exciting in our portfolio and we look forward to the results of this program.”

Almaden has received a 43-101 compliant technical report from Apex Silver outlining the first year of work and its plans for the current drill program. The drilling program will consist of a minimum of 2,000 meters designed to target IP chargeability and resistivity responses at depth and significant silver, lead and zinc values in rock chip and soil samples taken at surface. Further holes have been laid out contingent on results of the first phase of drilling.

During 2007 Apex Silver took 363 samples, mostly of rock from outcrop and float, and alluvium. Of these 71 were rock channel samples taken over an average width of 2.21 meters (ranging from 0.4 to 7 meters), the analyses of which returned an average of 9.4 g/t silver (ranging from <0.2 to 153 g/t silver), 0.42% lead (ranging from <0.0002 to 11.4 % lead) and 0.38% zinc (ranging from <0.0002 to 5.79 % zinc). In addition 195 rock-chip samples were taken over an average width of 2.90 meters (ranging from 0.4 to 11.6 meters), the analyses of which returned an average of 16.5 g/t silver (ranging from <0.2 to 776 g/t silver), 1.22% lead (ranging from <0.0002 to 30.00% lead) and 0.53% zinc (ranging from <0.0002 to 14.35% zinc). These significant results, along with the geophysical survey results from the past work carried by Almaden, are interpreted by Almaden to be indicative of a high potential mineralized environment which is presently being drill tested.

The 2007 Apex Silver work program was reviewed by Mr. Bob Blakestad, Vice President of Exploration for Apex Silver and a qualified person under the meaning of National Instrument 43-101. Apex Silver employed a quality control program which included the analysis of duplicates samples of coarse reject material at a separate laboratory. The samples were analysed at ALS Chemex labs of Vancouver, BC using industry standard fire assay, atomic absorption, aqua regia and ICP methodologies.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.